BNP Paribas Securities Corp.
(SEC I.D. No. 8-32682)

**STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2020
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**

* * * * * * *



Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder of BNP Paribas Securities Corp.,

Opinion on the Financial Statement – Statement of Financial Condition

We have audited the accompanying statement of financial condition of BNP Paribas Securities Corp. (the "Company") as of December 31, 2020, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as, evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 25, 2021

We have served as the Company's auditor since 2012.

PricewaterhouseCoopers LLP, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (646) 471 8320, www.pwc.com/us

BNP Paribas Securities Corp.
(An indirectly wholly owned subsidiary of BNP PARIBAS S.A.)
Statement of Financial Condition
As of December 31, 2020
(in thousands, except for share amounts)

Assets

Cash and cash equivalents	$	123,888
Cash segregated under regulations		496,078
Securities segregated under regulations - at fair value		529,923
Financial instruments owned - at fair value		6,235,178
(includes securities pledged to counterparties of $6,157,155)		
Securities purchased under agreements to resell		136,283
Securities borrowed		13,997,078
Receivable from brokers, dealers, and clearing organizations		8,516,226
Receivable from customers		784,346
Securities received as collateral - at fair value		13,391
Other assets (includes $31,747 at fair value)		478,021
Total Assets	$	31,310,412

Liabilities and Stockholder's equity

Liabilities

Short-term borrowings	$	530,761
Securities sold under agreements to repurchase		4,984,584
Securities loaned		12,451,316
Payable to customers		4,990,241
Payable to brokers, dealers, and clearing organizations		3,980,400
Financial instruments sold, not yet purchased - at fair value		436,691
Obligation to return securities received as collateral - at fair value		13,391
Accrued expenses and other liabilities (includes $30,854 at fair value)		685,438
Total Liabilities		28,072,822

Liabilities subordinated to the claims of general creditors		1,855,000

Stockholder's Equity

Common stock, $10,000 stated value - 1,000 shares authorized, 321 shares issued and outstanding	3,210
Additional paid-in capital	1,155,828
Retained earnings	223,552
Total Stockholder's Equity	1,382,590

Total Liabilities and Stockholder's Equity	$	31,310,412

The accompanying notes are integral of this financial statement.

BNP Paribas Securities Corp.   **3**
(An indirectly wholly owned subsidiary of BNP PARIBAS S.A.)
Notes to Statement of Financial Condition
As of December 31, 2020
(in thousands, except for share amounts)

1. **Organization and Nature of Business**

   BNP Paribas Securities Corp. (the "Company" or "BNPPSC") is a wholly-owned subsidiary of BNP Paribas US Wholesale Holdings, Corp. ("WHC"), which is a wholly-owned subsidiary of BNP Paribas USA, Inc. ("BNPPUSA"), the ultimate parent of which is BNP Paribas S.A. ("BNPP").

   The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") under the Securities Exchange Act of 1934. As a broker-dealer, the Company is a member of the New York Stock Exchange ("NYSE") and the Financial Industry Regulatory Authority ("FINRA"). In addition, BNPPSC is registered as a futures commission merchant ("FCM") with the Commodity Futures Trading Commission ("CFTC"), under the Commodity Exchange Act. As an FCM, the Company is a member of the Chicago Mercantile Exchange ("CME"), the New York Mercantile Exchange ("NYMEX"), the National Futures Association ("NFA"), LCH. Clearnet Limited, ICE Clear Credit LLC, ICE Futures US, ICE Futures Europe ("ICE"), Options Clearing Corporation ("OCC") and various other commodity exchanges. The Company is approved by the ICE Clear Credit LLC as a clearing member for credit default swaps products and by CME to clear over-the-counter swap derivatives transactions.

   The Company engages in market making transactions and brokerage activities for its customers, primarily institutions, other broker-dealers, and affiliates. BNPPSC also engages in investment banking activities and provides certain operational services. In addition, the Company provides prime brokerage and FCM services. Prime brokerage services include secured financing, securities settlement, custody, capital introduction, and securities lending to hedge funds, investment companies, affiliates and others. FCM services include commodity clearing and execution services to various institutional customers, including affiliates.

   Standard & Poor's ("S&P") ratings services assigned an A+/A-1 counterparty credit ratings to the Company. S&P based its rating of BNPPSC solely on the ratings of its ultimate parent BNPP.

2. **Significant Accounting Policies**

   Basis of Presentation
   The preparation of the Statement of Financial Condition is in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP).

   Use of Estimates
   The preparation of the Statement of Financial Condition requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, revenue and expense, and disclosures of contingent assets and liabilities. Estimates include the realization of a deferred tax asset, deferred compensation, provisions for losses that may arise from litigation and the fair value measurement of Financial instruments owned and Financial instruments sold, not yet purchased. Actual results could differ materially from such estimates included in the Statement of Financial Condition.

BNP Paribas Securities Corp.   **4**
(An indirectly wholly owned subsidiary of BNP PARIBAS S.A.)
Notes to Statement of Financial Condition
As of December 31, 2020
(in thousands, except for share amounts)

Cash and Cash Equivalents

Cash and cash equivalents include highly liquid investments not held for resale with original maturities of three months or less. The Company has all cash on deposit with major money center banks. Cash and cash equivalents are carried at cost, which approximates fair value.

Cash segregated under regulations

Cash segregated under regulations consists of cash in banks subject to withdrawal restrictions, cash segregated in compliance with regulations, and cash deposited in a special reserve bank account for the exclusive benefit of customers pursuant to the Securities Exchange Act of 1934 section 240.15c3-3 "Customer protection – reserves and custody of securities" ("SEC Rule 15c3-3").

Securities segregated under regulations – at fair value

The Company is required by its primary regulators, including the SEC and the CFTC, to segregate qualified securities to satisfy rules regarding the protection of customer assets.

Financial instruments owned and sold, not yet repurchased - at fair value

Regular way securities transactions are recognized on a trade date basis. Regular way securities transactions settle within the time frame generally established by regulation or market convention. Forward settling trades such as extended settlement and to be announced ("TBA") securities are not considered regular way trades when settlement does not occur within the shortest period possible for the security type. These transactions are recorded as derivatives on trade date and only the mark-to-market is recognized on the Statement of Financial Condition. Financial instruments owned and Financial instruments sold, not yet purchased are recorded at fair value in accordance with Accounting Standards Codification ("ASC") 820-10 *"Fair Value Measurements"* with unrealized gains and losses included in Trading gains and losses, net. Commissions and related clearing expenses are recorded on trade date as securities transactions occur. Customers' securities transactions are reported on settlement date with related commission revenue and expense reported on trade date. Commodity commissions are recorded on a half-turn basis. Customers' commodity transactions are reported on trade date.

Current Expected Credit Losses

The Company accounts for estimated credit losses on financial assets measured at an amortized cost basis and certain off-balance sheet credit exposures in accordance with ASC 326-20, Financial Instruments – Credit Losses. ASC 326-20 requires the Company to estimate expected credit losses over the life of its financial assets and certain off-balance sheet exposures as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts.

Many of the Company's financial assets measured at amortized cost basis are eligible for the collateral maintenance practical expedient as described in ASC 326-20-35-6. The practical expedient may be elected in these arrangements when the counterparty is contractually obligated to continue to fully replenish the collateral to meet the requirements of the contract and the Company reasonably expects the counterparty to continue to replenish the collateral. When the fair value of the collateral is equal to or exceeds the amortized cost basis of the financial asset the practical expedient permits the Company to consider that the expectation of nonpayment of the amortized cost basis is zero. If the fair value of the collateral is less than the amortized cost basis

BNP Paribas Securities Corp.   **5**
(An indirectly wholly owned subsidiary of BNP PARIBAS S.A.)
Notes to Statement of Financial Condition
As of December 31, 2020
(in thousands, except for share amounts)

of the financial assets the Company establishes an allowance for credit losses for the unsecured amount of the amortized cost basis. The allowance for credit losses on the financial asset is limited to the difference between the fair value of the collateral at the reporting date and the amortized cost basis of the financial assets.

Securities Borrowing and Lending Activities

Securities borrowed and Securities loaned are recorded at the amount of cash collateral advanced or received. Securities borrowed transactions require the Company to deposit cash or similar collateral with the lender. With respect to Securities loaned, the Company receives collateral in the form of cash in an amount generally in excess of the fair value of securities loaned. The Company monitors the fair value of securities borrowed or securities loaned on a daily basis with additional collateral obtained or returned, as necessary. Interest receivable or interest payable on such transactions is accrued and included in the Statement of Financial Condition in Other assets or Accrued expenses and other liabilities, respectively.

The Company applies the practical expedient based on collateral maintenance provisions in estimating an allowance for credit losses for securities borrowed receivables. The Company has established policies and procedures for mitigating credit risk on securities borrowed transactions, including reviewing and establishing limits for credit exposure, maintaining collateral, and continually assessing the creditworthiness of counterparties.

Receivables from and Payables to Broker-Dealers and Clearing Organizations

Receivables from broker-dealers and clearing organizations include amounts receivable from clearing organizations relating to open transactions, non-customer receivables and margin deposits. Payables to broker-dealers and clearing organizations include amounts payable to clearing organizations relating to open transactions, non-customer payables, and amounts related to unsettled securities trading activity. These balances are reported net by counterparty when the right of offset exists. Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the Statement of Financial Condition.

Receivables and Payables with Customers

Customer receivables and payables represent amounts due from/to customers, primarily related to unsettled securities transactions, margin balances, unsettled commodities activity and cash deposits, which are reported net by customer. The Company does not include in the Statement of Financial Condition the securities owned by customers or the securities sold short by customers.

Receivables from customers include margin loans that represent credit extended to customers to finance their purchases of securities by borrowing against securities they own and are fully collateralized by these securities in customer accounts. Collateral is maintained at required levels at all times. The borrowers of a margin loan are contractually required to continually adjust the amount of the collateral as its fair value changes. The Company subjects the borrowers to an internal qualification process and monitors customer activity. The Company applies the practical expedient based on collateral maintenance provisions in estimating an allowance for credit losses for margin loans.

BNP Paribas Securities Corp.   **6**
(An indirectly wholly owned subsidiary of BNP PARIBAS S.A.)
Notes to Statement of Financial Condition
As of December 31, 2020
(in thousands, except for share amounts)

In many instances, the Company is permitted to rehypothecate the financial assets it received as collateral, subject to regulations which prohibit the rehypothecation of customer fully-paid and excess margin securities. See note 11 for fair value of securities received from margin loans available to repledge.

Reverse Repurchase and Repurchase Agreements

Securities purchased under agreements to resell (reverse repo) and securities sold under agreements to repurchase (repo) are treated as collateralized financing transactions and are carried at their contracted price plus accrued interest. It is the Company's policy to take possession of securities with a fair value equal to or in excess of the principal amount loaned plus accrued interest. The Company monitors the fair value of reverse repo and repo on a daily basis with additional collateral obtained or returned, as necessary. Where the requirements of ASC 210-20 *"Offsetting"* are met, resell and repurchase agreements with the same counterparty are reported on a net basis in the Statement of Financial Condition. Such transactions are netted by counterparty where the right to offset exists.

The Company applies the practical expedient based on collateral maintenance provisions in estimating an allowance for credit losses for reverse repurchase agreements. The Company has established policies and procedures for mitigating credit risk on reverse repo transactions including reviewing and establishing limits for credit exposure, maintaining collateral, and continually assessing the creditworthiness of counterparties

Securities Received as Collateral and Obligation to Return Securities Received as Collateral

The Company receives and pledges securities as collateral in connection with non-cash transactions in which the Company is the lender. When the Company is permitted to sell or repledge these securities, the Company reports the fair value of the collateral received and the related obligation to return the collateral in the Statement of Financial Condition.

Securities Received from Customers and Affiliates

Securities received from customers and affiliates in lieu of cash margin are not reflected in the Statement of Financial Condition as the Company does not own such securities and they may only be sold or hypothecated to the extent the Company requires the equivalent funds to meet regulatory or counterparty requirements.

Offsetting Assets and Liabilities

To reduce credit exposures on derivatives and securities financing transactions, the Company may enter into master netting agreements or similar arrangements (collectively, netting agreements) with counterparties that permit it to offset receivables and payables with such counterparties. A netting agreement is a contract with a counterparty that permits net settlement of multiple transactions with that counterparty, including upon the exercise of termination rights by a non-defaulting party. Upon exercise of such termination rights, all transactions governed by the netting agreement are terminated and a net settlement amount is calculated. In addition, the Company receives and posts cash and securities collateral with respect to its derivatives and securities financing transactions, subject to the terms of the related credit support agreements or similar arrangements (collectively, credit support agreements). An enforceable credit support agreement

BNP Paribas Securities Corp.   **7**
(An indirectly wholly owned subsidiary of BNP PARIBAS S.A.)
Notes to Statement of Financial Condition
As of December 31, 2020
(in thousands, except for share amounts)

grants the non-defaulting party exercising termination rights the right to liquidate the collateral and apply the proceeds to any amounts owed.

Derivatives are reported on a net-by-counterparty basis (i.e., the net payable or receivable for derivative assets and liabilities for a given counterparty) in the Statement of Financial Condition when a legal right of setoff exists under an enforceable netting agreement. Reverse repo, repo and securities borrowed and loaned transactions with the same term and currency are presented on a net-by-counterparty basis in the Statement of Financial Condition when such transactions meet certain settlement criteria and are subject to netting agreements.

In the Statement of Financial Condition, derivatives are reported net of cash collateral received and posted under enforceable credit support agreements, when transacted under an enforceable netting agreement. In the Statement of Financial Condition, resale and repurchase agreements, and securities borrowed and loaned, are not reported net of the related cash and securities received or posted as collateral. See Note 3 for further information about collateral received and pledged, including rights to deliver or repledge collateral. See Notes 3 and 16 for further information about offsetting.

Short-Term Borrowings
The Company obtains short-term financing by borrowing from an affiliate or a major money center bank using an unsecured loan facility. The affiliated borrowing is on an overnight basis and term loans are up to one month in duration. The principal associated with these borrowings is recorded as Short-term borrowings in the Statement of Financial Condition.

Income Taxes
The Company is included in a consolidated tax group and tax is computed using a modified benefit for loss methodology. Under this methodology, the Company records an income tax provision equal to the total current and deferred tax provision/benefit, but (i) taking into account implications of certain unitary/combined state tax group, and (ii) considering whether the tax attributes of the Company are realizable by the consolidated or unitary/combined group even if the Company would not otherwise have realized such attributes on a stand-alone basis (see Note 9).

Deferred tax assets and liabilities are recognized for temporary differences between the financial reporting and the tax basis of the Company's assets and liabilities. Valuation allowances are established, if applicable, to reduce deferred tax assets to the amount that more likely than not will be realized. The Company's net tax assets or liabilities are presented as a component of either Other assets or Accrued expenses and other liabilities, respectively, in the Statement of Financial Condition.

Uncertain tax positions are evaluated in accordance with ASC 740-10-25 *"Income Taxes"* which prescribes a comprehensive model for the financial statement recognition, measurement, presentation and disclosure of income tax uncertainties with respect to positions taken or expected to be taken in income tax returns.

The Company recognizes interest and penalties related to unrecognized tax benefits within the appropriate interest expense and tax penalty line items within the Statement of Operations, as

BNP Paribas Securities Corp.   **8**
(An indirectly wholly owned subsidiary of BNP PARIBAS S.A.)
Notes to Statement of Financial Condition
As of December 31, 2020
(in thousands, except for share amounts)

applicable. Accrued interest and penalties, if any, are included in Accrued expenses and other liabilities in the Statement of Financial Condition.

Exchange Memberships
Membership shares and rights that are required by the Company to conduct its clearance and execution activities are recorded at cost, less any adjustments for permanent impairments and are included in Other assets in the Statement of Financial Condition.

Foreign Currencies
The Company's functional base currency is U.S. dollar. At December 31, 2020, the Company has assets and liabilities balances denominated in foreign currencies which are translated at closing exchange rates at December 31, 2020 while the revenues and expenses are translated at average exchange rates with any resulting gain or loss reflected in the Statement of Operations classified as either Other revenue or Other expenses.

Fair Value Measurement – Definition and Hierarchy
Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

ASC 820 *"Fair Value Measurements"* established a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the assumptions that market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The hierarchy is broken down into three levels based on the reliability of inputs as follows:

Level 1 – Valuations based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 instruments.

Level 2 – Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly. Observable inputs include interest rates and yield curves observable at commonly quoted intervals, volatilities, prepayment speeds, loss severities, credit risks, and default rates.

Level 3 – Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The Company uses market quotes for pricing its trading portfolio, when available. When no active market exists, the Company uses prices of comparable instruments to determine the fair value. In some instances, the Company may also employ a mark to model valuation methodology. During 2020, no trading positions were valued using a mark to model approach.

BNP Paribas Securities Corp. **9**
(An indirectly wholly owned subsidiary of BNP PARIBAS S.A.)
Notes to Statement of Financial Condition
As of December 31, 2020
(in thousands, except for share amounts)

Recent Accounting Developments

Accounting Standards Update ("ASU") 2020-04 *"Reference Rate Reform ("Topic 848") – Facilitation of the Effects of Reference Rate Reform on Financial Reporting"*. In March 2020, the FASB issued guidance to provide optional expedients and exceptions contracts, hedging relationships, and other transactions that reference the London Interbank Offered Rate ("LIBOR") or another reference rate expected to be discontinued because of reference rate reform. The guidance allows the Company to not apply modification accounting to contracts that are related to the discontinuation of the reference rate. If certain criteria are met, the amendments also allow exceptions to the de-designation criteria of qualifying hedging relationship and the assessment of hedge effectiveness during the transition period. Subsequently, the FASB issued ASU 2021-01 *"Reference Rate Reform ("Topic 848") – Scope"* to tailor existing guidance to derivative instruments affected by the discounting transition and other general clarifications. The guidance is effective from the date of issuance and the Company's decision to elect specific optional expedients can be made at any time until December 31, 2022. At the time of adoption, the guidance did not have a significant impact on the Company and the Company will continue to assess the impact as the reference rate transition occurs over the next two years.

The Company adopted ASU 2016-13, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, on January 1, 2020. The ASU introduces the Current Expected Credit Loss ("CECL") model which replaced the current incurred loss model used for recognizing impairment provisions. The CECL impairment accounting framework requires management to recognize lifetime expected credit losses associated with financial assets measured at an amortized cost basis and certain off-balance sheet credit exposures upon initial recognition, taking into account reasonable and supportable information around forecasted economic conditions. A significant portion of the financial instruments within the scope of the guidance represent secured financing receivables (reverse repurchase, secured borrowing, and margin loan agreements) that are substantially collateralized. Entities may apply the practical expedient provided in the standard for assets secured by collateral if they reasonably expect the borrower or the counterparty to continue to replenish the collateral to meet the requirements of the contracts. As such, under the practical expedient, entities may elect to measure the allowance for expected credit losses by comparing the amortized cost basis of the financial asset with the fair value of collateral at the measurement date. This approach permits the Company to consider that the expectation nonpayment of the amortized cost basis is zero. As a result of the above application, the impact of adoption did not have a material impact on the Company's Statement of Financial Condition.

3. **Collateralized Transactions**

The Company enters into reverse repurchase agreements, repurchase agreements, securities borrowed and securities loaned transactions to, among other things, acquire securities to cover short positions and settle other securities obligations, to accommodate customers' needs and to finance the Company's inventory positions. The Company manages credit exposure arising from such transactions by, in appropriate circumstances, entering into master netting agreements and collateral agreements with counterparties that provide the Company, in the event of a counterparty default (such as bankruptcy or a counterparty's failure to pay or perform), the right to net a counterparty's rights and obligations under such agreement and liquidate and setoff collateral

BNP Paribas Securities Corp. **10**
(An indirectly wholly owned subsidiary of BNP PARIBAS S.A.)
Notes to Statement of Financial Condition
As of December 31, 2020
(in thousands, except for share amounts)

against the net amount owed by the counterparty. The Company's policy is generally to take possession of securities purchased under agreements to resell and securities borrowed, and to receive securities and cash posted as collateral (with rights of rehypothecation). In certain cases the Company may agree for such collateral to be posted to a third party custodian under a tri-party arrangement that enables the Company to take control of such collateral in the event of a counterparty default. The Company also monitors the fair value of the underlying securities as compared with the related receivable or payable, including accrued interest, and, as necessary, requests additional collateral as provided under the applicable agreement to ensure such transactions are adequately collateralized.

The Company is a netting member of the Government Securities Division of the Fixed Income Clearing Corporation ("FICC"), an industry clearing house for reverse repurchase and repurchase transactions. At the end of each business day, for every trade submitted to and matched by FICC, the transaction is novated to FICC, at which time FICC becomes the Company's counterparty.

At December 31, 2020, included in Securities purchased under agreements to resell on the Statement of Financial Condition are amounts under contract with both affiliate and non-affiliate counterparties. In accordance with applicable accounting guidance, netting applied to these reverse repurchase and repurchase balances was $13,241,596.

The following table presents information about the offsetting of these instruments and related collateral amounts:

	Gross Amounts Recognized	Gross Amounts offset in the Statement of Financial Condition	Net Amounts Presented in the Statement of Financial Condition	Available Collateral*	Counterparty Netting	Net Amount
Assets						
Securities purchased under agreements to resell	$ 13,377,879	$ (13,241,596)	$ 136,283	$ (135,935)	$ -	$ 348
Securities borrowed	13,997,078	-	13,997,078	(13,562,474)	(147,901)	286,703
Liabilities						
Securities sold under agreements to repurchase	$ 18,226,180	$ (13,241,596)	$ 4,984,584	$ (4,984,567)	$ -	$ 17
Securities loaned	12,451,316	-	12,451,316	(12,097,452)	(147,901)	205,963

* Collateral is reflected at its fair value, but has been limited to the net exposure in the Statement of Financial Condition so as not to include any overcollateralization.

As of December 31, 2020, the gross liabilities for Securities sold under agreements to repurchase and Securities loaned disaggregated by class of collateral pledged and by remaining contractual maturity of the agreements were:

(An indirectly wholly owned subsidiary of BNP PARIBAS S.A.)
Notes to Statement of Financial Condition
As of December 31, 2020
(in thousands, except for share amounts)

	Securities sold under agreements to repurchase		Securities loaned		Total	
U.S. Government and agencies securities	$	14,895,571	$	152,359	$	15,047,930
Corporate debt securities		1,028,266		974,511		2,002,777
Non-Agency Mortgage and Asset-backed securities		2,302,343		-		2,302,343
Equities		-		11,324,446		11,324,446
		18,226,180		12,451,316		30,677,496
Reverse Repos and Repos offset (ASC 210-20-45-11)		(13,241,596)		-		(13,241,596)
	$	4,984,584	$	12,451,316	$	17,435,900

	Securities sold under agreements to repurchase		Securities loaned		Total	
Overnight and Open	$	448,631	$	11,969,118	$	12,417,749
Up to 30 days		15,557,371		5,292		15,562,663
31 - 90 days		2,220,178		476,906		2,697,084
Greater than 90 days		-		-		-
		18,226,180		12,451,316		30,677,496
Reverse Repos and Repos offset (ASC 210-20-45-11)		(13,241,596)		-		(13,241,596)
	$	4,984,584	$	12,451,316	$	17,435,900

4. **Financial Instruments Owned and Financial Instruments Sold, Not Yet Purchased – at Fair Value**

Financial instruments owned and Financial instruments sold, not yet purchased – at fair value as of December 31, 2020 consist of:

	Owned		Sold	
U.S. Government and agency securities	$	5,639,863	$	388,610
Asset-backed securities		552,713		-
Equities and convertibles		12,751		4,097
U.S. agency securities TBA		14,804		26,860
Extended settlement receivables/payables		15,044		17,095
Corporate debt securities		3		29
	$	6,235,178	$	436,691

BNP Paribas Securities Corp.   **12**
(An indirectly wholly owned subsidiary of BNP PARIBAS S.A.)
Notes to Statement of Financial Condition
As of December 31, 2020
(in thousands, except for share amounts)

Financial instruments owned that are pledged to counterparties represent proprietary positions, which have been pledged as collateral to counterparties on terms which permit the counterparty to sell or repledge the securities to others.

5.   **Receivable from and Payable to Brokers, Dealers and Clearing Organizations**

Amounts receivable from and payable to brokers, dealers and clearing organizations as of December 31, 2020, consist of the following:

	Receivable	Payable
Receivable/Payable from/to clearing organizations	$ 5,814,724	$ 35,174
Receivable/Payable from/to non-customers	2,169,722	3,827,694
Receivable/Payable from/to brokers & dealers	435,409	10,634
Securities failed to deliver/receive	96,371	76,462
Unsettled trades receivable/payable, net	-	30,436
	$8,516,226	$3,980,400

The Company clears certain of its proprietary, non-customer, and customer transactions through various clearing organizations. Unsettled regular way trades relate to amounts receivable from or payable to clearing organizations for proprietary positions that had not yet reached settlement date.

Securities failed to deliver are generally short term and resolved within 30 days. Additionally, as a large portion of the Company's trades and contracts are cleared through a clearing organization and settled daily the amount of unsettled credit exposures is limited to the amount owed the Company for a very short period of time. The Company continuously reviews the credit quality of its counterparties.

The Company's expectation on credit risk associated with broker fee receivables, which includes receivables on Investment banking activities, is minimal, as fees are not considered past due until they are aged 90 days, based on the contractual arrangement and expectation of collection in accordance with industry standards. Past due receivables are very infrequent.

6.   **Liabilities Subordinated to Claims of General Creditors**

The Company has six subordinated loan agreements totaling $1,855,000 with affiliates outstanding as of December 31, 2020. These loans have various rollover dates, the most recent date being January 29, 2021.

BNP Paribas Securities Corp.   **13**
(An indirectly wholly owned subsidiary of BNP PARIBAS S.A.)
Notes to Statement of Financial Condition
As of December 31, 2020
(in thousands, except for share amounts)

Rollover Date	Affiliated Lender	Rate	Amount
January 29, 2021	WHC	OIS FF* +88bps	$ 230,000
June 29, 2021	WHC	3M LIBOR + 67bps	500,000
December 31, 2021	WHC	3M LIBOR + 56bps	275,000
December 31, 2021	WHC	1M LIBOR + 62bps	100,000
December 31, 2021	WHC	3M LIBOR + 56bps	300,000
December 31, 2021	WHC	3M LIBOR + 56bps	450,000

* Overnight Index Swap based on the Fed Funds rate $ 1,855,000

The loans allow for prepayment of all or any part of the obligations at the option of the Company, and upon receipt of prior written approval of the FINRA and the CME.

The agreements covering the subordinated borrowings have been approved by the FINRA and the CME, and are thus available in computing net capital pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934 and Regulation 1.17 under the Commodity Exchange Act. To the extent that such borrowings are required for the Company's continued compliance with net capital requirements, they may not be repaid. The FINRA subordinated loan agreements have automatic annual rollover extensions with regard to maturity dates. FINRA requires more than six months advance notification of intent to not extend the maturity of a subordinated loan agreement. The Company has made no such notification.

7.   **Deferred Compensation**

BNPP sponsors numerous deferred compensation plans. Employees of the Company with annual discretionary bonus awards in excess of a certain fixed amount as defined by BNPP will receive a portion of such excess amount in units according to the specific award provisions of each plan.

The plans offered are:

- Deferred Compensation Scheme ("DCS")
- Deferred Compensation Scheme Plus ("DCS Plus")
- Key Contributors Deferred Plan ("KCDP")
- Deferred Compensation Scheme Plus Group Belgium ("DCS+G BE")
- US Regulated Plan
- Global Markets Development Scheme ("GMDS")

All six plans are liability awards with grant dates in February of the year following their establishment. Units are awarded based on the average closing price of BNPP shares over a specified period. The vesting of DCS Plus plan is subject to fulfillment of specified performance conditions. The remaining plans vest based on the fulfillment of service conditions and all plans vest over a period of three years after the grant dates.

BNP Paribas Securities Corp. **14**
(An indirectly wholly owned subsidiary of BNP PARIBAS S.A.)
Notes to Statement of Financial Condition
As of December 31, 2020
(in thousands, except for share amounts)

Plans established in 2016 through 2019 that were not completely vested and paid as of the beginning of 2020 are:

2019	2018	2017	2016
DCS	DCS	DCS	DCS
DCS Plus	DCS Plus	DCS Plus	DCS Plus
KCDP	KCDP	KCDP	KCDP
US Regulated plan	GMDS	DCS +G BE	DCS +G BE
	US Regulated plan	US Regulated plan	US Regulated plan

In addition, Bonus Buy Out plans are established annually whereby the value of new employees' unvested and forfeited awards under deferred compensation arrangements from former employers is divided equally between Cash Buy Out and Cash Index Buy out plans. Buy Out plans are granted in the year following their establishment and are paid out over a period of five years after the grant date for the plans established in 2016 and 2017, and four years for those established in 2018 and 2019.

In 2017, 2018, 2019 and 2020, BNPP granted selected key employees the International Sustainability and Incentive Scheme to receive a cash amount in June 2020, 2021, 2022 and 2023 subject to indexation, performance, and payment conditions.

In addition, BNPP allows certain employees to defer up to 100% of their bonus through a voluntary deferred compensation plan ("Plan"). The assets of the Plan are owned by BNPP and recorded as an asset with an offsetting liability to the individual employees.

8.   **Employee Benefit Plans**

Substantially all employees of BNPP and its affiliates in the United States of America, who meet certain age and tenure requirements, are covered under various benefit plans in which BNPPSC participates. The plans include a funded noncontributory defined benefit plan, a supplemental executive retirement plan and a defined contribution 401(k) plan. The assets of the defined benefit plan are principally invested in fixed income and equity securities, held by a third-party trustee and managed by third party investment advisors. The defined benefit plan and supplemental executive retirement plan were frozen as of December 31, 2011.

BNP Paribas Securities Corp.   **15**
(An indirectly wholly owned subsidiary of BNP PARIBAS S.A.)
Notes to Statement of Financial Condition
As of December 31, 2020
(in thousands, except for share amounts)

9.   **Income Taxes**

The Company is a member of a consolidated group for U.S. federal income tax purposes and a member of multiple combined group tax return filings for state and local income tax purposes. Federal and state income taxes as well as benefits for federal and state net operating losses ("NOLs") are allocated based on a formal tax sharing agreement between the Company and BNPPUSA. All current balances will be settled by the Company with BNPPUSA.

The tax sharing agreement in place for the U.S. consolidated group outlines the arrangements amongst the members with respect to federal taxes and is consistent with the applicable federal tax consolidation rules governing the tax sharing agreement. It outlines the allocation amongst the members of the consolidated federal tax liabilities (where there is consolidated taxable income for an income year).

The Company's tax is included in a consolidated tax group and computed using a modified benefit for loss methodology. Under this methodology, the Company records an income tax provision equal to the total current and deferred tax provision/benefit, but (i) taking into account implications of certain unitary/combined state tax group, and (ii) considering whether the tax attributes of the Company are realizable by the consolidated or combined/unitary group even if the Company would not otherwise have realized such attributes on a stand-alone basis.

The difference between the Company's federal statutory and effective tax rate is due to permanent differences such as dividend factoring basis disallowance, non-deductible meals and entertainment, and state and local taxes.

The resulting tax payable or benefit receivable is settled with BNPPUSA periodically. The Company paid $53,457 in net tax liability to BNPPUSA during 2020.

At December 31, 2020, the Company's net deferred tax asset of $61,826 is comprised of $72,609 of deferred tax assets, $606 of deferred tax liabilities, and a valuation allowance of $10,177 against its New York City ("NYC") and Pennsylvania ("PA") net deferred tax asset. The net deferred tax asset is due to differences between the tax basis of assets and liabilities and their respective financial-reporting amounts arising primarily from differences in the timing of expenses for deferred compensation and cash bonuses, goodwill amortization, and reserves against certain investments. The valuation allowance decreased by $622 from the balance of $10,799 at December 31, 2019.

The Company has recorded a valuation allowance against the net deferred tax asset related to NYC and PA, as management believes that the benefit related to the deferred tax asset is not more likely than not to be realized in the future in those particular jurisdictions. The net deferred tax asset as of December 31, 2020 is included in Other Assets in the Statement of Financial Condition.

As of December 31, 2020, the Company's open tax years potentially subject to examination by the Internal Revenue Service are 2016-2020, while New York State ("NYS") and NYC are 2015 through 2020. As of December 31, 2020, on a stand-alone basis, the Company has a PA post-apportioned NOL carryforward of $104,155, the majority of which will expire between 2030 and 2033; however, management does not expect to be able to utilize this NOL due to decreased tax

BNP Paribas Securities Corp.   **16**
(An indirectly wholly owned subsidiary of BNP PARIBAS S.A.)
Notes to Statement of Financial Condition
As of December 31, 2020
(in thousands, except for share amounts)

apportionment and significant tax adjustments that generate losses in the State. As such, there is a valuation allowance against this deferred tax asset item.

Members of the U.S. consolidated group that generate a current NOL contribute such loss against the U.S. consolidated group's income tax liability to the extent members of the U.S. consolidated group contributed taxable income. The loss member will be due an amount equal to the loss that has been utilized to offset taxable income in accordance with the terms of the tax sharing agreement. The settlement of the tax accounts between the Company and BNPPUSA are in line with the terms of the tax sharing agreement.

As of December 31, 2020, Management has evaluated the Company's tax positions and determined that there are no remaining uncertain tax positions required to be recognized by the Company. The Company does not expect the unrecognized tax benefit to change significantly during the next twelve months.

As stated, the Company is included in the consolidated tax return of BNPPUSA. The Company calculates the provision for income taxes by using a "separate return" method. Under this method, the Company is assumed to file a separate return with the tax authority, thereby reporting taxable income or loss and paying the applicable tax to or receiving the appropriate refund from BNPPUSA based on the tax sharing agreement.

10.   **Transactions with Related Parties**

The Company engages in various transactions with BNPP and its affiliates. These transactions include financing agreements and operational support.

At December 31, 2020, the Company has a formal unsecured line of credit with BNPP. Borrowings under this line of credit bear interest at LIBOR plus a nominal markup. The borrowing limit under these arrangements is €3,500,000 which is $2,866,503 based on the 12/31/2020 exchange rate. On any date in which the equivalent in euros of the aggregate principal amount of all advances outstanding exceeds 105% of the maximum borrowing amount, BNPP may, at its sole discretion notify the Company of such excess and make demand for prepayment in respect thereof. At December 31, 2020, the Company borrowed $465,758 from BNPP and affiliates.

At December 31, 2020, the Company has a revolving loan facility of $100,000 with WHC. The total amount drawn at December 31, 2020 was $65,000 and is included in Short-term borrowings.

At December 31, 2020, assets and liabilities with related parties consist of:

(An indirectly wholly owned subsidiary of BNP PARIBAS S.A.)
Notes to Statement of Financial Condition
As of December 31, 2020
(in thousands, except for share amounts)

Assets

Cash and cash equivalents	$ 73,728
Cash segregated under regulations	234,009
Receivable from brokers, dealers, and clearing organizations	2,588,956
Securities borrowed	2,808,877
Securities received as collateral - at fair value	13,391
Securities purchased under agreements to resell	26,181
Receivable from customers	5,827
Financial instruments owned - at fair value	15,973
Other assets	198,754
Total assets	**$ 5,965,696**

Liabilities

Short-term borrowings	$ 530,758
Securities sold under agreements to repurchase	1,951,610
Securities loaned	7,178,964
Payable to brokers, dealers, and clearing organizations	3,593,756
Payable to customers	1,677,852
Obligation to return securities received as collateral - at fair value	13,391
Financial instrument sold, not yet purchased - at fair value	2,204
Accrued expenses and other liabilities	305,769
Total liabilities	**$ 15,254,304**

Liabilities subordinated to the claims of general creditors	$ 1,855,000

On July 28, 2020, the Company paid a dividend in the amount of $67,388 to WHC.

Payable to brokers, dealers, and clearing organizations includes net unsettled regular way trade sales in the amount of $265,303.

The Company executes various transactions with its affiliates, such as securities purchased under agreements to resell, securities sold under agreements to repurchase, securities borrowed, securities loaned, margin financing and clearance and settlement.

The Company has been historically notified in late March of the following year regarding its final settlement amounts concerning its portion of the global transfer pricing flows. To mitigate the impact of this late notification, the Company has entered into an agreement with WHC, whereby WHC pays or receives the difference between the amount accrued at year end and the final settlement amount. This agreement also covers bonus accruals and any other expense allocation adjustments made subsequent to the applicable year's December 31st quarter-ending FOCUS Part II filing.

In addition, the Company entered a separate agreement with the US Permanent Establishment of BNPP, in which the maximum amount payable under the Transfer Pricing agreements in respect of a calendar year shall not exceed the sum of (a) the retained earnings by the Company as of

BNP Paribas Securities Corp.   18
(An indirectly wholly owned subsidiary of BNP PARIBAS S.A.)
Notes to Statement of Financial Condition
As of December 31, 2020
(in thousands, except for share amounts)

December 31 for that calendar and (b) the amount accrued by the Company as of December 31 for that calendar year with respect to routine costs of affiliates allocated to the Company under the Transfer Pricing Agreements.

The Company is a party to numerous service level agreements ("SLA") with its affiliates. Due to the nature of these agreements, the Company could experience a significant impact on its Statement of Financial Condition from these cost allocations that follow a cost plus methodology. The Company receives fee-based compensation at cost plus a mark-up through SLAs with affiliates. At December 31, 2020, SLA receivable from affiliates of $138,921 is included in Other assets in the Statement of Financial condition.

At December 31, 2020, the intercompany transfer pricing fee payable is $127,088 which is included in Accrued expenses and other liabilities in the Statement of Financial condition. The Company settles transfer pricing fees, clearing related fees and revenue and cost sharing fees with affiliates on a periodic basis.

The Company had a payable of $9 to BNPPUSA and other affiliates for cost and revenue sharing agreements and other general expenses, which is included in Accrued expenses and other liabilities.

BNP Paribas Arbitrage SNC, acting through its US Branch ("BNPPA-US"), provides services on behalf of the Company to facilitate the Exchange Traded Fund financing business between BNPP-PBIL and the Company and their respective customers. At December 31, 2020, the Company accrued $901 shared revenue payable to BNPPA-US and is included in Accrued expenses and other liabilities. The Company settles with BNPPA-US on a periodic basis.

The Company has a parental guarantee from BNPP covering all obligations of the entity. The outstanding blanket guarantee fee payable of $435 as of December 31, 2020 is included in Accrued expenses and other liabilities in the Statement of Financial Condition.

11.   Pledged Assets, Commitments and Contingencies

At December 31, 2020, the approximate fair values of collateral received which may be sold or repledged by the Company were:

Sources of collateral		
Securities purchased under agreements to resell	$	13,712,202
Securities received in securities borrowed vs. cash transactions		13,562,475
Securities received in securities borrowed/reverse repo vs. pledged transactions		12,617,948
Securities received as collateral		13,391
Securities received from margin loans available to repledge		4,399,321
Total	$	44,305,337

At December 31, 2020, the approximate fair values of the portion of collateral received that were sold or repledged by the Company, including the collateral related to amounts netted under ASC 210-20-45 *"Other presentation matters"* (formerly FIN 41), were:

(An indirectly wholly owned subsidiary of BNP PARIBAS S.A.)
Notes to Statement of Financial Condition
As of December 31, 2020
(in thousands, except for share amounts)

Uses of collateral		
Securities sold under agreements to repurchase	$	15,244,006
Securities lent in securities loaned vs. cash transactions		12,097,454
Securities pledged in securities borrowed/reverse repo vs. pledged transactions		9,628,747
Obligation to return securities received as collateral		13,391
Pledged to clearing corporations		1,820,783
Securities sold by customer		1,263,403
Total	$	40,067,784

Additionally, securities received as collateral for securities purchased under agreements to resell were segregated for regulatory requirements under SEC Rule 15c3-3 as it pertains to proprietary accounts of broker-dealers ("PAB") and for liquidity purposes. The fair market value of the amounts segregated were $442,927, $66,694 and $2,519,438 respectively.

The Company is required to maintain deposits with various clearing organizations and exchanges. At December 31, 2020, the Company has placed securities, on deposit, it owns which have a fair value of $649,892 of which $529,923 is included in Securities segregated under regulations- at fair value. In addition, the Company has cash deposits of $5,604,609 to satisfy customer and firm requirements.

The BNP Paribas New York Branch funds the Company using a combination of cash and money market investments to cover the OCC requirement for option positions. At December 31, 2020, the Company has cash deposits of $10,000 and securities of $8,046 to satisfy such requirements.

As of December 31, 2020 there are no outstanding letters of credit issued on behalf of the Company. The letter of credit issued by a third-party bank in the amount of $40,000 expired on September 1, 2020 and was not renewed.

The Company has committed reverse repurchase facilities agreements for a maximum amount of $300,000 with ICE Clear Europe Limited and ICE Clear credit for $200,000 and $100,000, respectively, which can be drawn at any time.

Certain customers have credit facility agreements for collateralized borrowings with the Company in accordance with internal margin guidelines. As of December 31, 2020, the Company had commitments of $388,940 related to credit facilities of which $143,158 were not drawn.

As a member of the Mortgage Backed Securities Division ("MBSD") and Government Securities Division ("GSD") of the Fixed Income Clearing Corp ("FICC"), the Company participates in the Capped Contingency Liquidity Facility ("CCLF"). The CCLF creates overnight repos between the FICC and each of its solvent firms so that, if a firm fails, the funding to offset its portfolio would be sourced across FICC's membership rather than dependent on an expensive, long-term line of credit. As of December 31, 2020, the Company's commitment to the CCLF was $563,033 for MBSD and $92,997 for GSD, of which no utilization had occurred. This amount is calculated by FICC based on membership size and volumes and may fluctuate significantly.

BNP Paribas Securities Corp.   **20**
(An indirectly wholly owned subsidiary of BNP PARIBAS S.A.)
Notes to Statement of Financial Condition
As of December 31, 2020
(in thousands, except for share amounts)

The Company is a member of numerous exchanges and clearinghouses. Under the membership agreements, members are generally required to guarantee the performance of other members.

Additionally, if a member becomes unable to satisfy its obligations to the clearinghouse, other members would be required to meet shortfalls. To mitigate these performance risks, the exchanges and clearinghouses often require members to post collateral as well as meet certain minimum financial standards. The Company's maximum potential liability under these arrangements cannot be quantified. However, the potential for the Company to be required to make payments under these arrangements is remote. Accordingly, no contingent liability is recorded in the Statement of Financial Condition for these arrangements.

The Company, in the normal course of business, has been named as a defendant in various legal proceedings. In view of the inherent difficulty of predicting the outcome of legal matters, particularly where the claimants seek very large or indeterminate damages or where the cases present novel legal theories or involve a large number of parties, the Company cannot state with confidence what the eventual outcome of the pending matters will be, or that such outcome would not have a material adverse effect on the Company's Statement of Financial Condition.

12.   **Net Capital Requirements**

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule ("Rule 15c3-1") under the Securities Exchange Act of 1934. The Company has elected to compute its net capital using the alternative method, which requires the maintenance of minimum net capital equal to the greater of $1,500 or 2% of aggregate debit balances arising from customer transactions, as defined.

As a registered futures commission merchant, the Company is subject to the Minimum Financial Requirements Rule pursuant to Regulation 1.17 under the Commodity Exchange Act, which requires the maintenance of minimum net capital, as defined, equal to the greater of 8% of the total customer risk margin requirements plus 8% of the total non-customer risk margin requirements required to be segregated pursuant to the Commodity Exchange Act.

At December 31, 2020, the 8% of the customer risk margin requirements plus 8% of the total non-customer risk margin requirements produced the greater net capital requirement. The Company had net capital of $2,449,671, which was $1,907,286 in excess of its required net capital.

13.   **Cash and Securities Segregated under Regulations**

As a registered broker-dealer, the Company is subject to the Customer Protection Rule ("Rule 15c3-3") under the Securities Exchange Act of 1934. The Rule requires the deposit of cash and/or qualified securities, as defined, in a special reserve account for the exclusive benefit of customers. As of December 31, 2020, the Company made a computation related to Rule 15c3-3 and was required to maintain a balance of $0 in this account. The Company had segregated cash in a money market demand account with a value of $1,370 as of December 31, 2020. In addition, the Company had qualified securities with a market value of $434,068 in a special reserve account for the exclusive benefit of customers as of December 31, 2020. As of December 31, 2020, the Company made a computation related to the reserve requirement for Proprietary Accounts of Brokers ("PAB"). As of December 31, 2020, the Company made a computation related to PAB Rule 15c3-3 and was required to maintain a balance of $0 in this account. The Company had segregated cash

BNP Paribas Securities Corp.   **21**
(An indirectly wholly owned subsidiary of BNP PARIBAS S.A.)
Notes to Statement of Financial Condition
As of December 31, 2020
(in thousands, except for share amounts)

in a money market demand account with a value of $1,057 as of December 31, 2020. In addition, the Company had qualified securities with a market value of $65,360 in a special reserve account for the exclusive benefit of brokers as of December 31, 2020.

The Company is subject to Section 4d(2) and Regulation 30.7 under the Commodity Exchange Act ("CEA"), which requires a FCM to segregate, secure or sequester money, securities, funds and property related to customers' regulated commodity futures accounts in a special bank account for the exclusive benefit of customers. As of December 31, 2020, the Company made a segregation computation related to Section 4d(2) and was required to maintain a balance of $3,280,220 in this account. The total amount segregated was $3,580,437, which consisted of segregated cash of $213,747, deposits at clearing organizations of $1,963,895 and funds and property related to customers' regulated commodity balances with a fair value of $2,332,406. These assets have been segregated under the CEA and represent funds deposited by customers and funds accruing to customers as a result of trades or contracts.

As of December 31, 2020, the Company made a secured computation related to Regulation 30.7 and was required to maintain a balance of $255,173. The total amount segregated was $334,484, which consisted of secured cash of $94,024, deposits at clearing organizations of $284,230, and funds and property related to customers' regulated commodity balances with a fair value of ($43,770). Both amounts have been segregated under the CEA and represent funds deposited by customers and funds accruing to customers as a result of trades or contracts.

As of December 31, 2020, the Company made a customer cleared swaps computation under the CEA and was required to maintain a balance of $1,693,771 in this account. The total amount segregated was $1,868,012, which consisted of cash of $185,879, deposits at clearing organizations of $1,114,320, and funds and property related to customers' cleared swaps balances with a fair value of $567,813 have been sequestered under the CEA and represent funds deposited by customers and funds accruing to customers as a result of trades.

14.   **Credit Risk and Financial Instruments with Off-Balance Sheet Risk**

In the normal course of business, the Company executes and settles securities and commodity activities with customers, non-customers, brokers and dealers, commodity exchanges and affiliates. These securities transactions are on a cash or margin basis. The Company is exposed to risk of loss on these transactions in the event the counterparty or affiliate fails to satisfy its obligations in which case the Company may be required to purchase or sell financial instruments at prevailing market prices.

The Company engages in various securities and commodity activities with a diverse group of domestic and foreign counterparties and affiliates. The Company's exposure to credit risk associated with the nonperformance of these counterparties in fulfilling their contractual obligations pursuant to these activities can be directly impacted by volatile trading markets which may impair the ability of the counterparties to satisfy their obligations to the Company. In margin transactions, the Company extends credit to its affiliates, customers and non-customers, subject to various regulatory and internal margin guidelines, collateralized by cash and securities in the affiliates', customers' or non-customers' accounts. In connection with these activities, the Company executes and clears affiliate, customer and non-customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject

BNP Paribas Securities Corp.   **22**
(An indirectly wholly owned subsidiary of BNP PARIBAS S.A.)
Notes to Statement of Financial Condition
As of December 31, 2020
(in thousands, except for share amounts)

to individual exchange regulations. Such transactions may expose the Company to significant off-balance sheet risk in the event margin requirements are not sufficient to fully cover losses that affiliates, customers and non-customers may incur. In the event the affiliate, customer or non-customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at the prevailing market prices to fulfill the affiliates', customers' and non-customers' obligations.

The Company seeks to control the risks associated with its affiliate, customer and non-customer activities by requiring counterparties to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors daily the required margin levels, and pursuant to such guidelines, requires the counterparties to deposit additional collateral or to reduce positions when necessary.

In connection with securities financing activities, the Company enters into reverse repos and repos, primarily in U.S. government securities, and securities borrowing and lending arrangements which may result in significant credit exposure in the event the counterparty to the transaction is unable to fulfill its contractual obligations.

In accordance with industry practice, reverse repos are generally collateralized by securities held by the Company with a fair value in excess of the customers' or affiliates' obligation under the contract and repos are collateralized by securities deposited by the Company with a fair value in excess of the Company's obligation under the contract. Similarly, securities borrowed and loaned agreements are collateralized by deposits and receipts of cash. The Company attempts to minimize credit risk associated with these activities by monitoring customer credit exposure and collateral values on a daily basis and requiring additional collateral to be deposited with or returned to the Company when deemed necessary.

Securities sold, but not yet purchased represent obligations of the Company to deliver the specified securities or underlying security at the contracted price, and thereby, create a liability to repurchase them in the market at prevailing prices. Accordingly, these transactions result in off-balance-sheet risk as the Company's repurchase of such securities may exceed the amount recognized in the Company's Statement of Financial Condition.

The Company has entered into an irrevocable guarantee with BNPP for payment and performance of guaranteed obligations of BNPPSC (see Note 10).

15.   **Fair Value Disclosures**

Due to the nature of its operations, substantially all of the Company's assets are comprised of cash and securities deposited with clearing organizations or segregated under regulations, reverse repos, securities borrowed, securities failed to deliver, receivables from customers, brokers, dealers, and clearing organizations, securities owned and U.S. agency securities TBA. Securities deposited with clearing organizations or segregated under federal regulations, securities owned, and U.S. agency securities TBA are carried at fair value based on the fair value hierarchy described. All remaining assets are short-term in nature and the carrying amounts are a reasonable estimate of fair value. Similarly, substantially all of the Company's liabilities arise from repos, securities loaned, securities failed to receive, payables to customers, brokers, dealers, and clearing organizations and securities sold, not yet purchased. Securities sold, not yet purchased, and U.S. agency securities TBA are carried at fair value based on the fair value hierarchy described below. All remaining liabilities are short-term in nature and the carrying amounts are a reasonable estimate of fair value.

BNP Paribas Securities Corp.   **23**
(An indirectly wholly owned subsidiary of BNP PARIBAS S.A.)
Notes to Statement of Financial Condition
As of December 31, 2020
(in thousands, except for share amounts)

Due to the variable rate of interest charged on its subordinated loans the carrying value approximates the estimated fair value.

Assets and liabilities measured at fair value on a recurring basis are disclosed in the table below.

Level 1 – Assets and liabilities utilizing Level 1 inputs include U.S. Government and agencies securities, Listed equity options, Equities and convertibles, TBA contracts and Extended settlement contracts. Level 1 inputs are unadjusted quoted prices in active markets for assets or liabilities identical to those to be reported at fair value.

Level 2 – Assets and liabilities utilizing Level 2 inputs include U.S. Government and agencies securities, Corporate debt securities, Equities and convertibles and asset-backed securities, TBA contracts and Extended settlement contracts. Level 2 inputs are inputs other than quoted prices within Level 1 inputs that are observable either directly or indirectly. The Company uses prices of comparable securities in determining the fair value of Level 2 securities. Observable inputs other than quoted prices for the asset or liability (e.g. interest rates and yield curves observable at commonly quoted intervals, volatilities, prepayment speeds, loss severities, credit risks, and default rates).

Level 3 – During 2020, the Company had no activity in Level 3 assets. As of December 31, 2020, the Company has no assets or liabilities measured under Level 3 of the hierarchy. During 2020, there were no transfers between levels of the fair value hierarchy for any assets or liabilities.

BNP Paribas Securities Corp.
(An indirectly wholly owned subsidiary of BNP PARIBAS S.A.)
Notes to Statement of Financial Condition
As of December 31, 2020
(in thousands, except for share amounts)

Assets Measured at Fair Value on a Recurring Basis as of December 31, 2020

	Level 1	Level 2	Level 3	Netting and collateral	Total
Securities segregated under regulations - at fair value					
U.S. Government securities	$ 479,923	$ -	$ -	$ -	$ 479,923
Money Market Fund	50,000	-	-	-	50,000
Financial instruments owned - at fair value					
U.S. Government and agencies securities	790,136	4,849,727	-	-	5,639,863
Asset-backed securities	-	552,713	-	-	552,713
Equities and convertibles	12,751	-	-	-	12,751
Corporate debt securities	-	3	-	-	3
U.S. agency securities TBA	98,385	-	-	(83,581)	14,804
Extended settlement receivables	14,582	7,592	-	(7,130)	15,044
Securities received as collateral - at fair value					
Equities	13,391	-	-	-	13,391
Other assets					
Excess rights	708	-	-	-	708
Investments in Mutual Funds	31,039	-	-	-	31,039
	$ 1,490,915	$ 5,410,035	$ -	$ (90,711)	$ 6,810,239

Liabilities Measured at Fair Value on a Recurring Basis as of December 31, 2020

	Level 1	Level 2	Level 3	Netting and collateral	Total
Financial instruments sold, not yet purchased - at fair value					
U.S. Government and agencies securities	$ 388,610	$ -	$ -	$ -	$ 388,610
Equities	4,097	-	-	-	4,097
Corporate debt securities	-	29	-	-	29
U.S. agency securities TBA	103,263	-	-	(76,403)	26,860
Extended settlement payables	14,595	9,630	-	(7,130)	17,095
Obligation to return securities received as collateral - at fair value					
Equities	13,391	-	-	-	13,391
Accrued expenses & other liabilities					
Payables to Employees	30,854	-	-	-	30,854
	$ 554,810	$ 9,659	$ -	$ (83,533)	$ 480,936

The carrying values of certain financial assets and liabilities that are not carried at fair value on the Statement of Financial Condition are carried at amounts that approximate fair value due to their short-term nature and generally negligible credit risk.

(An indirectly wholly owned subsidiary of BNP PARIBAS S.A.)
Notes to Statement of Financial Condition
As of December 31, 2020
(in thousands, except for share amounts)

Assets Not Measured at Fair Value as of December 31, 2020

	Carrying Value	Level 1	Level 2	Level 3	Total Estimated Fair Value
Cash and cash equivalents	$ 123,888	$123,888	$ -	$ -	$ 123,888
Cash segregated under regulations	496,078	496,078	-	-	496,078
Securities purchased under agreements to resell	136,283	-	136,283	-	136,283
Receivable from brokers, dealers and clearing organizations	8,516,226	-	8,516,226	-	8,516,226
Securities borrowed	13,997,078	-	13,997,078	-	13,997,078
Receivable from customers	784,346	-	784,346	-	784,346
Other Assets					
DTC/Exchange Membership	6,022	-	16,927	-	16,927
	$ 24,059,921	$619,966	$ 23,450,860	$ -	$ 24,070,826

Liabilities Not Measured at Fair Value as of December 31, 2020

	Carrying Value	Level 1	Level 2	Level 3	Total Estimated Fair Value
Short-term borrowings	$ 530,761	$ -	$ 530,761	$ -	$ 530,761
Securities sold under agreements to repurchase	4,984,584	-	4,984,584	-	4,984,584
Payable to customers	4,990,241	-	4,990,241	-	4,990,241
Payable to brokers, dealers and clearing organizations	3,980,400	-	3,980,400	-	3,980,400
Securities loaned	12,451,316	-	12,451,316	-	12,451,316
Liabilities subordinated to the claims of general creditors	1,855,000	-	1,855,000	-	1,855,000
	$ 28,792,302	$ -	$ 28,792,302	$ -	$ 28,792,302

16.   Derivative Instruments

The derivative balances represent future commitments to exchange payment streams based on notional amounts or to purchase or sell other financial instruments at specific terms on a specific date. The Company enters into trading derivatives contracts to satisfy the needs of its clients, for trading purposes and to manage the Company's exposure to market and credit risks resulting from its trading and market making activities. Derivative financial instruments used for trading purposes, including economic hedges of trading instruments, are carried at fair value. Fair values for exchange-traded derivatives, principally futures and equity options, are based on quoted market prices.

Open equity in futures transactions are recorded as receivables from and payables to broker-dealers and clearing organizations, as applicable. Premiums and unrealized gains and losses for equity option contracts are recognized gross in the Statement of Financial Condition. The unrealized gains for TBA and extended settlement securities are recorded in the Statement of Financial Condition net of unrealized losses by counterparty where master netting agreements are in place.

The following table sets out the fair value and the notional value of the Company's derivative contracts by major product type as of December 31, 2020:

(An indirectly wholly owned subsidiary of BNP PARIBAS S.A.)
Notes to Statement of Financial Condition
As of December 31, 2020
(in thousands, except for share amounts)

	Derivative Assets	Derivative Liabilities	Notional
U.S. agency securities TBA	$ 98,385	$ 103,263	$ 31,873,824
Extended settlement receivables/ payables	22,174	24,225	15,494,084
	120,559	127,488	
Counterparty netting within product category	(90,711)	(83,533)	
Total included in Financial instruments owned/sold, not yet purchased - at fair value	$ 29,848	$ 43,955	

The contractual or notional amounts related to these financial instruments are presented gross by transaction which reflect the volume and activity and generally do not reflect the amounts at risk.

TBAs and extended settlement are reported on a net-by-counterparty basis (i.e., the net payable or receivable for derivative assets and liabilities for a given counterparty) when a legal right of setoff exists under an enforceable netting agreement (counterparty netting). For TBAs, the Company receives or posts cash collateral which mitigate counterparty credit risk. Derivatives are accounted for at fair value, net of cash collateral received or posted under enforceable netting agreements (cash collateral netting). Where amounts that are not subject to enforceable netting agreements and are not eligible for netting, those derivative receivables and payables are shown separately in the following table:

Amounts Subject to Enforceable Netting Arrangements

	Effects of Offsetting on Statement of Financial Condition			Related Amounts Not offset				
	Gross Amounts	Amounts Offset (a)	Net Amounts Presented in the Statement of Financial Condition	Financial Collateral (b)	Net Amount	Amounts Not Subject to Enforceable Netting Agreements	Statement of Financial Condition Total	
Derivative Assets	$120,096	$ (90,711)	$ 29,385	$ -	$29,385	$ 463	$ 29,848	
Derivative Liabilities	112,520	(83,533)	28,987	-	28,987	14,968	$ 43,955	

(a) Derivative receivable netting included cash collateral of $9,022 and derivative payable netting included cash collateral of $1,845

(b) Collateral is reflected at its fair value, but has been limited to the net exposure in the Statement of Financial Condition so as not to include any over-collateralization. Includes financial instrument collateral related to arrangements subject to an enforceable master netting agreement

In addition to the cash collateral received and transferred that is presented on a net basis with net derivative receivables and payables, the Company receives and transfers additional collateral (financial instruments and cash). These amounts mitigate counterparty credit risk associated with TBAs but are not eligible for net presentation, because (a) the collateral consists of non-cash financial instruments (generally U.S. government and agency securities) and, (b) the amount of collateral held or transferred exceeds the fair value exposure at the individual counterparty level, as of the date presented.

BNP Paribas Securities Corp.   27
(An indirectly wholly owned subsidiary of BNP PARIBAS S.A.)
Notes to Statement of Financial Condition
As of December 31, 2020
(in thousands, except for share amounts)

17.   **Subsequent Events**

Management performed an evaluation of subsequent events through February 25, 2021. There have been no material subsequent events that occurred during this period that would require disclosure or adjustment to this Statement of Financial Condition.

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